Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the nine months ended September 30, 2012 and 2011 and the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007.

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
For the Group (IFRS)	26.01	28.09	27.31	29.11	21.11	20.86	14.06

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2012, prepared on the basis of IFRS.

At September 30, 2012
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	3,700
Current financial debt	6,947
Current portion of financial instruments for interest rate swaps liabilities	70
Other current financial instruments — liabilities	163

Total current financial debt	10,880

Non-current financial debt	24,606
Non-controlling interests	1,275
Shareholders’ equity
Common shares	5,915
Paid-in surplus and retained earnings	70,703
Currency translation adjustment	(487)
Treasury shares	(3,342)

Total shareholders’ equity	72,789

Total capitalization and non-current indebtedness	98,670

As of September 30, 2012, TOTAL had an authorized share capital of 3,421,541,524 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,365,919,246 ordinary shares (including 108,393,631 treasury shares from shareholders’ equity).

As of September 30, 2012, approximately €306 million of TOTAL’s non-current financial debt was secured and approximately €24,300 million was unsecured, and all of TOTAL’s current financial debt of €6,947 million. As of September 30, 2012, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 26, 2012, as amended on March 27, 2012. Since September 30, 2012, Total Capital International has issued (after swaps) non-current financial debt of NOK 600 million (or approximately €82 million using the November 2, 2012, European Central Bank reference exchange rate of NOK 1= €0.14).

On October 30, 2012, the board of directors of TOTAL S.A. approved a third quarter interim dividend of €0.59 per share, representing approximately €1.4 billion, to be paid on March 21, 2013.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2012.